UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA announces construction of a new recycling plant in Mexico

-	The new recycling plant is a joint project between ALPLA and Coca-Cola FEMSA to bolster circular economy in the South and Southeast region of Mexico.

-	The plant will have an investment of more than US$ 60 million; it will be the most up-to-date plant of its kind in Latin America and is expected to create more than 20,000 direct and indirect jobs.

Mexico City, Mexico - January 25, 2021 - Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), announces the construction of a new recycling plant together with ALPLA México, S.A. de C.V. (“ALPLA”), that will be known as “PLANETA”, (“Planta Nueva Ecología de Tabasco”, in Spanish).

PLANETA will be built in Cunduacán, in the state of Tabasco, between ALPLA, a global leader in the development and production of plastic packaging solutions and Coca-Cola FEMSA. The objectives are: (i) to promote the circular economy in the South and Southeast region of Mexico and (ii) to promote and implement effective measures for the recovery of plastic waste as well as strengthening the collection and recycling chain, to close the loop for a circular economy that benefits the environment and the communities of the region.

The plant will have a joint investment between Coca-Cola FEMSA and ALPLA of more than US$ 60 million and will operate with state-of-the-art technology to process up to 50,000 tons of post-consumption PET bottles per year, to produce up to 35,000 tons of food grade recycled material, ready to be reused. The plant is expected to start operations during the first quarter of 2023.

The first stone ceremony was presided by Guillermo Arturo del Rivero León, Secretary of the Government of the State of Tabasco, who attended in representation of Governor Carlos Manuel Merino Campos. The ceremony was also attended by distinguished personalities such as Carlos Torres Ballesteros, CEO of ALPLA for Mexico, Central America and the Caribbean; John Santa Maria, CEO of Coca-Cola FEMSA; as well as Abraham Cano, Mayor of Cunduacán and José Friedrich García Mallitz, Minister of Development and Competitiveness of Tabasco, among other authorities and officers.

“In Coca-Cola FEMSA, we are working on integrated strategies to continue taking care of our planet and become an absolute reference in sustainability. We are a responsible company, committed with the environment and the communities where we operate, therefore, we are developing a series of actions such as promoting recycling in order to achieve our 2030 goal of collecting 100% of post-consumption packaging, betting on a circular economy that positively impacts the planet and communities,” said John Santa Maria, CEO of Coca-Cola FEMSA.

Enero 25, 2022	Página 1

It is expected that the construction and operation of PLANETA will generate more than 20,000 direct and indirect jobs. In addition, its strategic location, in a region with great potential for solid waste recycling, will integrate 18 collection centers in the area, providing an environmental service that will strengthen the economy of the region.

The construction of PLANETA is an additional initiative to all the actions that Coca-Cola FEMSA carries out to continue generating economic value, social and environmental well-being, and to continue reaching its purpose of refreshing the world anytime and anywhere in the most sustainable way.

About Coca-Cola FEMSA

Mexican Stock Exchange, Ticker: KOFUBL

NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 265 million. With over 80 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

For further information, please contact to Investor Relations team:

•	Jorge Collazo | jorge.collazo@kof.com.mx
•	Lorena Martin | lorena.martinl@kof.com.mx
•	Marene Aranzabal | marene.aranzabal@kof.com.mx

Enero 25, 2022	Página 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: January 25, 2022